 Exhibit 99.1

SNDL Reports Full Year and Fourth Quarter 2022 Financial and Operational Results

Record net revenue and net cash provided by operating activities for the fourth quarter of 2022

CALGARY, AB, April 24, 2023 /CNW/ - SNDL Inc. (NASDAQ: SNDL) ("SNDL" or the "Company") reported its financial and operational results for the full year and fourth quarter ended December 31, 2022. All financial information in this press release is reported in millions of Canadian dollars unless otherwise indicated. Liquor retail includes operations for the period of March 31, 2022, to December 31, 2022, and cannabis retail includes the operations of Nova Cannabis Inc. ("Nova") retail stores for the period of March 31, 2022, to December 31, 2022.

SNDL has also posted a supplemental investor presentation and shareholder letter on its website, which can be found at https://sndl.com.

The Company will hold a conference call and webcast at 10:30 a.m. EST (8:30 a.m. MST) on Tuesday, April 25, 2023. The conference call details can be found below.

FULL YEAR AND FOURTH QUARTER 2022 FINANCIAL AND OPERATIONAL HIGHLIGHTS

  Record net revenue for 2022 of $712.2 million, an increase of 1170% over the previous year. Net revenue for the fourth quarter of 2022 was $240.4 million, an increase of 4% over the third quarter of 2022, with sequential growth in Liquor Retail, Cannabis Retail and Cannabis Operations segments.
  Net cash used in operating activities for 2022 was $6.7 million compared to $155.8 million in 2021. Net cash provided by operating activities for the fourth quarter of 2022 was a record $28.6 million, an increase of 233% when compared to $8.6 million in the third quarter of 2022.
  Gross margin grew to a record $140.4 million for 2022, compared to a loss of $9.0 million in the previous year, and represents an increase of 1,660%. Gross margin of $43.6 million for the fourth quarter of 2022, compared to $50.3 million in the third quarter of 2022, as a result of fourth quarter monetization of low value inventory and inventory impairments.
  Net loss of $372.4 million for 2022, compared to $226.8 million in the previous year. Non-cash inventory and asset impairments were $203.0 million in 2022 compared to $77.0 million in 2021. Net loss for the fourth quarter of 2022 was $161.6 million compared to $98.8 million in the third quarter of 2022. The net loss for 2022 was largely driven by fourth quarter non-cash charges including the impairment of goodwill related to the Alcanna Inc. ("Alcanna") transaction, including Nova. Despite improving fundamentals for Nova, the share price decline of 53% since the acquisition date warranted a $88.0 million non-cash adjustment.
  Adjusted EBITDA loss was $15.8 million in 2022, compared to Adjusted EBITDA of $30.4 million in the previous year. Adjusted EBITDA loss was $7.5 million for the fourth quarter of 2022, compared to Adjusted EBITDA of $16.7 million in the fourth quarter of 2021. Excluding SNDL's equity pick-up loss of $18.3 million driven by non-cash fair value adjustments from its investment in SunStream Bancorp ("SunStream"), Adjusted EBITDA would have been $10.8 million in the fourth quarter of 2022.
  SNDL currently has six credit exposures in the SunStream portfolio, including two that are under active negotiations regarding potential restructuring. The Company expects that, on a structured and regulatory compliant basis, it may become a majority owner of one or more multi-state operators ("MSO") in the US in 2023.
  $918.0 million of unrestricted cash, marketable securities, and long-term investments and no outstanding debt at December 31, 2022, resulting in a net book value per share of $5.02; and $207 million of unrestricted cash at April 19, 2023. SNDL has not raised cash through share offerings since June 2021.
  In December 2022, SNDL announced a proposed strategic partnership with its 63% owned subsidiary Nova Cannabis, designed to create a well-capitalized cannabis retail platform through a vertical integration model leveraging SNDL's upstream and midstream capabilities. The restructuring of Nova, if approved by Nova's minority shareholders, will enable SNDL to continue to evolve in a still immature sector by becoming a trusted partner to the Canadian cannabis ecosystem.
  Acquired Alcanna on March 31, 2022, creating the largest private sector liquor and cannabis retail network in Canada.

January 2023 Valens Acquisition

SNDL's acquisition of The Valens Company ("Valens") closed in January of 2023. The combined entities create a low-cost vertically integrated Canadian company generating over a billion dollars in annualized pro forma revenue. Through the combination of a diverse portfolio of brands, a 197 store multi-banner cannabis retail network, low-cost biomass sourcing, premium indoor cultivation and low-cost manufacturing facilities, SNDL expects to be one of the largest adult-use cannabis manufacturers and retailers in Canada. The Valens transaction is expected to accelerate the optimization and rationalization of SNDL's manufacturing and operational footprint to better address market saturation and oversupply while also generating synergies in the Company's manufacturing operations.

"2022 was another transformational year for SNDL. We increased the sustainability of our business model by achieving record-breaking revenue and gross margin as well as positive and increasing cash provided from operating activities in our two most recent quarters," said Zach George, Chief Executive Officer of SNDL. "Our vertical integration strategy is beginning to show its intended results, and we are working to gain stability in a challenging and dynamic industry. Our acquisition of Valens provides midstream capabilities in every material cannabis product category and the ability to selectively balance higher cost cultivation costs while taking advantage of the current massive oversupply in Canadian markets. We now expect to materially outperform our originally contemplated savings and are on target to realize more than $20.0 million in cost synergies. Despite the positive milestones and growth we have achieved, SNDL's shares are trading at near all-time lows, well below our book value and materially less than 1X our annualized revenue. We must continue to find ways to unlock value and evaluate all options regarding the future of our business and operating segments. Sustainability is a key priority, which means sustainably profitable operations, sustainable product quality, and sustainable environmental practices. Our drive to create exceptional consumer products and experiences is key to SNDL's momentum and future success. We continue to see positive results across all of our key operating segments and remain committed to our goal of becoming free cash flow positive."

FULL YEAR AND FOURTH QUARTER 2022 KEY FINANCIAL METRICS

OPERATING SEGMENTS
($000s)	Liquor Retail	Cannabis Retail	Cannabis Operations	Investments	Corporate	Total
As at December 31, 2022
Total assets	351,338	200,393	163,130	825,151	19,338	1,559,350
Three months ended December 31, 2022
Net revenue	159,745	68,402	12,258	—	—	240,405
Gross margin	36,927	15,650	(9,009)	—	—	43,568
Interest and fee revenue	—	—	—	5,989	—	5,989
Investment (loss) income	—	—	—	(6,868)	—	(6,868)
Share of loss of equity-accounted investees	—	—	—	(18,291)	—	(18,291)
Depreciation and amortization	11,303	3,879	190	—	6,251	21,623
Income (loss) before income tax	(1,316)	(98,374)	(12,932)	(28,641)	(18,932)	(160,195)

As at December 31, 2021
Total assets (1)	—	157,022	147,887	1,093,596	29,155	1,427,660
Three months ended December 31, 2021
Net revenue	—	9,951	12,768	—	—	22,719
Gross margin (1)	—	2,840	(7,350)	—	—	(4,510)
Interest and fee revenue	—	—	—	3,647	—	3,647
Investment loss	—	—	—	(41,755)	—	(41,755)
Share of profit of equity-accounted investees	—	—	—	19,271	—	19,271
Depreciation and amortization (1)	—	(427)	666	—	428	667
Income (loss) before income tax (1)	—	312	(23,190)	(23,176)	(2,919)	(48,973)
(1) Adjustments to provisional amounts have been made in the comparative period due to the finalization of business combination accounting for the Inner Spirit acquisition. Refer to note 5(b) in the Company's Audited Financial Statements and the notes thereto for the year ended December 31, 2022

FULL YEAR AND FOURTH QUARTER 2022 RESULTS

SNDL's business is operated and reported in four segments: Liquor Retail, Cannabis Retail, Cannabis Operations and Investments.

Liquor Retail

SNDL is Canada's largest private sector liquor retailer, operating 169 locations, predominantly in Alberta, under its three retail banners: Wine and Beyond, Liquor Depot and Ace Liquor. The Company's Liquor Retail segment brought material stability and opportunity to SNDL in 2022. SNDL's Liquor segment strengthens SNDL's broader regulated retail technology infrastructure, the ability to own the customer relationship and the expertise to shape the customer retail experience.

  Gross revenue for Liquor Retail sales for the three banners combined was $462.2 million in 2022 and $159.7 million in the fourth quarter of 2022, an increase of 4.8% compared to the third quarter of 2022.
  Gross margin for the Liquor Retail segment in 2022 was $106.3 million or 23% of sales. Gross margin for the Liquor Retail segment was $36.9 million, or 23% of sales, in the fourth quarter of 2022 compared to $35.6 million in the third quarter of 2022. The Liquor Retail business maintained its margin throughout the year through an effective pricing and product mix strategy.
  In 2022, the Company actively drove operational growth by expanding its destination shopping brand, Wine and Beyond, from nine to 12 stores. This expansion effectively provided consumers with an increased range of options, further enhancing the Company's position within the marketplace.
  Subsequent to the quarter end, SNDL announced that it successfully obtained two liquor retail licenses in Regina and Saskatoon, through the Saskatchewan Liquor and Gaming Authority auction. The Company will leverage these licenses to further expand its premium liquor banner, Wine and Beyond, into the final stage of the liquor retail transition to the private sector in Saskatchewan.
  Preferred label sales were $41.7 million, an increase of approximately 95% compared to the previous year. The increase in preferred label sales has led to increased revenue, while also allowing SNDL to implement a more effective margin strategy, as the gross margin on preferred label products in 2022 was 30.1%.
  As of April 19, 2023, the Ace Liquor store count is 137, the Liquor Depot store count is 20 and the Wine and Beyond store count is 12.

Cannabis Retail

With its ownership interest in Nova, SNDL is Canada's largest private sector cannabis retailer, operating 197 locations under its four retail banners: Value Buds, Spiritleaf, Superette and Firesale Cannabis. SNDL's Cannabis Retail strategy is based on a number of factors, including the quality of its store locations, the range of products it offers, and the unique experiences it provides to customers. The use of data and insights from a large volume of monthly transactions enables SNDL to leverage technology and analytics to inform and improve its retail strategy.

  Gross revenue from the Cannabis Retail segment was $205.6 million in 2022 compared to $16.1 million in 2021, and $68.4 million in the fourth quarter of 2022, compared to $10.0 million in the fourth quarter of 2021. The Nova acquisition in 2022 and increased Value Buds sales were the material drivers of the increase with $61.4 million of revenue during the fourth quarter of 2022.
  Gross margin from the Cannabis Retail segment was $47.3 million in 2022, or 23% of sales, compared to $6.5 million in 2021. Gross margin for the Cannabis Retail segment was $15.7 million, or 23% of sales, in the fourth quarter of 2022, compared to $2.8 million in the fourth quarter of 2021. The increase is primarily due to Value Buds' new locations and discount pricing strategy.
  In the fourth quarter of 2022, Value Buds, Spiritleaf and Superette's combined market share represents 9.9% of provincial markets, solidifying SNDL's position as a leading national multi-banner cannabis retail operator in an increasingly competitive market.
  The Company successfully launched its private label program with Spiritleaf Selects and Value Buds in 2022. The curated private label launches are designed with each banner's target shopper in mind, creating meaningful differentiation within the cannabis retail space, as well as enhancing gross margins, brand awareness and customer loyalty. Value Buds private label made up 12% of total 28-gram sales and 36% of 14-gram sales in Alberta Value Buds stores for the period ended December 31, 2022.
  SNDL announced a proposed strategic partnership with Nova Cannabis to create a well-capitalized cannabis retail platform through a vertical integration model leveraging SNDL's upstream and midstream capabilities. The restructuring of Nova, if approved by Nova's minority shareholders, will enable SNDL to continue to evolve in a still immature sector by becoming a trusted partner to the Canadian cannabis ecosystem.
  In February 2023, SNDL announced the acquisition of five Superette stores in Ontario.
  As of April 19, 2023, the Spiritleaf store count is 99 (22 corporate stores and 77 franchise stores), the Superette store count is five corporate stores, the Firesale store count is two corporate stores and the Value Buds store count is 91 corporate stores.

Cannabis Operations

The Cannabis Operations segment is a key enabler of SNDL's vertical integration strategy. As many LPs shift towards an 'asset-light' model, SNDL is dedicated to taking on the challenging and capital-intensive tasks necessary to deliver top-quality products to consumers. The success of this segment depends on a combination of factors, including a diverse portfolio of brands, a multi-banner cannabis retail network, low-cost biomass sourcing, premium indoor cultivation, and efficient manufacturing facilities. With these advantages, SNDL has now become one of the largest manufacturers of adult-use cannabis products in Canada.

  Gross revenue from the Cannabis Operations segment in 2022 was $61.9 million, compared to $51.2 million in 2021, a 21% increase year-over-year. Gross revenue for the fourth quarter of 2022 was $18.7 million compared to $15.7 million for the fourth quarter in 2021, a 19% increase.
  Provincial board revenue increased by $6.8 million in the fourth quarter of 2022 compared to the same quarter in 2021, which can be attributed to the successful implementation of a streamlined and targeted product mix strategy and notable improvements in product quality, along with SNDL's owned retail strategy.
  Gross margin for Cannabis Operations was negative $13.3 million in 2022, compared to negative $15.5 million in 2021. Gross margin for the fourth quarter of 2022 was negative $9.0 million compared to negative $7.4 million in the fourth quarter of 2021.
  SNDL acquired the assets of Zenabis Global Inc. ("Zenabis") including the Atholville cannabis production facility in New Brunswick in November of 2022. This acquisition establishes a coast-to-coast cultivation footprint, monetizable cannabis inventory and increased international opportunities.
  The Company expanded its national distribution footprint to all 10 provinces by introducing SNDL's branded products to Newfoundland and Labrador.
  Subsequent to the quarter end, SNDL announced changes to its operations through a rightsizing of cannabis cultivation in Olds, Alberta, in an effort to focus the facility on premium products and brands. The Valens transaction has accelerated the need to optimize and rationalize SNDL's manufacturing and operational footprint to better address market saturation, oversupply and efficiency. The Company's ongoing focus on high-quality cannabis cultivation operations, combined with Valens' low-cost biomass procurement capabilities, will enhance SNDL's ability to offer a wide range of customized, innovative products to meet customer demand and current market conditions.

Investments

  As of the end of the fourth quarter of 2022, the Company had deployed capital to a portfolio of cannabis-related investments with a carrying value of $638.4 million, including $519.3 million to SunStream.
  For the fourth quarter of 2022, the investment portfolio generated interest and fee revenue of $6.0 million, compared to $3.6 million in the fourth quarter of 2021, share of loss of equity-accounted investees generated from investments by SunStream of $18.3 million, compared to profit of $19.3 million in the fourth quarter of 2021, and an investment loss of $6.9 million, compared to a loss of $41.8 million in the fourth quarter of 2021 on marketable securities, which includes unrealized losses on publicly disclosed strategic investments in Village Farms International, Inc. and Valens.
  SunStream's credit portfolio currently consists of six investments: Jushi Holdings, SKYMINT Brands, Ascend Wellness Holdings, Parallel, Inc., Columbia Care Inc. and AFC Gamma, Inc.
	Three months ended December 31		Year ended December 31
($000s)	2022	2021	2022	2021
Interest and fee revenue
Interest revenue from investments at amortized cost	923	861	3,660	1,654
Interest and fee revenue from investments at Fair Value Through Profit or Loss	2,282	2,116	6,036	8,514
Interest revenue from cash	2,784	670	7,043	2,981
	5,989	3,647	16,739	13,149
Investment revenue
Realized gains	—	1,995	389	20,213
Unrealized losses	(6,868)	(43,750)	(65,553)	(64,714)
	(6,868)	(41,755)	(65,164)	(44,501)
Revenue from direct investments	(879)	(38,108)	(48,425)	(31,352)
Share of profit (loss) of equity-accounted investees	(18,291)	19,271	(43,002)	32,913
Total investment activities	(19,170)	(18,837)	(91,427)	1,561

Liquidity Position

  As at December 31, 2022, and April 19, 2023, the Company had unrestricted cash balances of $279.6 million and $207million, respectively, and a total of 260.1 million shares outstanding as at April 19, 2023.
  For the 12 months ended December 31, 2022, the Company purchased and cancelled 4.3 million common shares at a weighted average price of $3.12 (US$2.33) per common share for a total cost of $13.3 million under its share repurchase program (the "Share Repurchase Program"). In the three months ended December 31, 2022, the Company purchased and cancelled 2.6 million common shares at a weighted average price of $2.80 (US$2.06) per common share for a total cost of $7.2 million under its Share Repurchase Program. SNDL has 8.9 million shares remaining under its current buyback program allowing the Company to repurchase common shares from time to time at prevailing market prices, enabling SNDL to opportunistically return value to shareholders. The Share Repurchase Program will expire on November 19, 2023, if not extended.

STRATEGIC AND ORGANIZATIONAL UPDATE

SNDL remains focused on building long-term shareholder value through vertical integration, accretive deployment of cash resources, expansion of its retail distribution network, enhanced offerings of high-quality brands within both the Cannabis Operations and Cannabis Retail segments, and further streamlining of the Company's operating structure.

The strategic value of SNDL's vertical integration is unfolding as the Company is delivering exceptional products and services to its valued customers. The Company is leveraging its ability to capitalize on its diverse portfolio of brands, its efficient manufacturing facilities, and its commitment to low-cost biomass sourcing and premium indoor cultivation to maintain its position as a leading manufacturer, retailer and industry partner in the adult-use cannabis market.

The integration of SNDL and Valens is anticipated to deliver substantial benefits in the form of cost rationalization and operational efficiencies. A detailed bottom-up analysis of available synergies is currently in progress, and the Company is uncovering further cost savings. SNDL expects to realize more than $20 million in annual cost synergies as a result of this process, exceeding the $10 million that was announced in January 2023. Additionally, enhanced distribution of Valens products through the SNDL retail network is expected to generate incremental revenue, which is also being evaluated and realized. The Company looks forward to providing updates on the progress of these synergies with reporting on the first quarter of 2023 and believes that this transaction will enhance SNDL's competitive position and generate value for its shareholders.

SPECIFIED FINANCIAL MEASURES

Certain specified financial measures in this news release are non-IFRS measures. These terms are not defined by IFRS and, therefore, may not be comparable to similar measures provided by other companies. These non-IFRS financial measures should not be considered in isolation or as an alternative for or superior to measures of performance prepared in accordance with IFRS. These measures are presented and described in order to provide shareholders and potential investors with additional measures in understanding the Company's operating results in the same manner as the management team.

ADJUSTED EBITDA

Adjusted EBITDA is a non-IFRS measure which the Company uses to evaluate its operating performance. Adjusted EBITDA provides information to investors, analysts, and others to aid in understanding and evaluating the Company's operating results in a manner similar to its management team. Adjusted EBITDA is defined as net income (loss) from continuing operations before finance costs, depreciation and amortization, accretion expense, income tax recovery and excluding changes in fair value of biological assets, changes in fair value realized through inventory, unrealized foreign exchange gains or losses, unrealized gains or losses on marketable securities, changes in fair value of derivative warrants, share-based compensation expense, asset impairment, gain or loss on disposal of property, plant and equipment and certain one-time non-operating expenses, as determined by management. The Company presents both consolidated or total Adjusted EBITDA and Adjusted EBITDA by operating segment.

OPERATING SEGMENTS
($000s)	Liquor Retail	Cannabis Retail	Cannabis Operations	Investments	Corporate	Total
Three months ended December 31, 2022
Net earnings (loss)	(1,316)	(98,374)	(12,932)	(30,017)	(18,932)	(161,571)
Adjustments
Finance costs	(2,599)	(57)	19	9,098	—	6,461
Change in estimate of fair value of derivative warrants	—	(27)	—	—	(3,900)	(3,927)
Loss on cancellation of contracts	—	—	(290)	—	—	(290)
Depreciation and amortization	11,303	3,879	190	—	6,251	21,623
Income tax recovery	—	—	—	1,376	—	1,376
Change in fair value of biological assets	—	—	2,712	—	—	2,712
Change in fair value realized through inventory	—	—	279	—	—	279
Unrealized foreign exchange (gain) loss	3	(4)	25	—	—	24
Unrealized (gain) loss on marketable securities	—	—	—	6,868	—	6,868
Share-based compensation	—	372	—	—	2,588	2,960
Asset impairment	10,079	97,299	283	—	—	107,661
Loss (gain) on disposition of PP&E	17	14	471	—	—	502
Cost of sales non-cash component (1)	—	—	1,702	—	—	1,702
Inventory impairment (recovery) and obsolescence	—	—	3,467	—	—	3,467
Restructuring costs	—	—	—	212	—	212
Transaction costs	—	—	—	—	2,392	2,392
Government subsidies	—	—	—	—	—	—
Other expenses	—	—	—	—	—	—
Adjusted EBITDA	17,487	3,102	(4,074)	(12,463)	(11,601)	(7,549)

OPERATING SEGMENTS
($000s)	Liquor Retail	Cannabis Retail	Cannabis Operations	Investments	Corporate	Total
Three months ended December 31, 2021
Net earnings (loss)	—	(9,746)	(23,190)	(20,905)	(2,919)	(56,760)
Adjustments
Finance costs	—	—	—	3,300	230	3,530
Change in estimate of fair value of derivative warrants	—	—	—	—	(8,200)	(8,200)
Loss on cancellation of contracts	—	—	5,116	—	—	5,116
Depreciation and amortization	—	(427)	666	—	428	667
Income tax recovery	—	10,058	—	(2,271)	—	7,787
Change in fair value of biological assets	—	—	(2,158)	—	—	(2,158)
Change in fair value realized through inventory	—	—	1,756	—	—	1,756
Unrealized foreign exchange (gain) loss	—	—	—	—	(1)	(1)
Unrealized (gain) loss on marketable securities	—	—	—	43,750	—	43,750
Share-based compensation	—	—	—	—	2,443	2,443
Asset impairment	—	—	—	—	—	—
Loss (gain) on disposition of PP&E	—	(374)	—	—	—	(374)
Cost of sales non-cash component (1)	—	—	772	—	—	772
Inventory impairment and obsolescence	—	—	9,702	—	—	9,702
Restructuring costs	—	—	—	874	—	874
Transaction costs	—	—	—	—	7,837	7,837
Government subsidies	—	—	—	—	—	—
Other expenses	—	—	—	—	—	—
Adjusted EBITDA	—	(489)	(7,336)	24,748	(182)	16,741
(1) Cost of sales non-cash component is comprised of depreciation expense

This press release is intended to be read in conjunction with the Company's Financial Statements and Notes for the period ended December 31, 2022, and the accompanying Management's Discussion and Analysis ("MD&A"). These reports are available under the Company's profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.

CONFERENCE CALL

The Company will hold a conference call and webcast at 10:30 a.m. EST (8:30 a.m. MST) on Tuesday, April 25, 2023.

WEBCAST ACCESS

To access the live webcast of the call, please visit the following link:
https://services.choruscall.ca/links/sndl2022q4.html

REPLAY

A telephone replay will be available for one month. To access the replay, dial:
Canada/USA Toll Free: 1-800-319-6413 or International Toll: +1-604-638-9010
When prompted, enter Replay Access Code: 0070 #
The webcast archive will be available for three months via the link provided above.

ABOUT SNDL INC.

SNDL is a public company whose shares are traded on the Nasdaq under the symbol "SNDL." SNDL is the largest private-sector liquor and cannabis retailer in Canada with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds, Spiritleaf, Superette and Firesale Cannabis. SNDL is a licensed cannabis producer and one of the largest vertically integrated cannabis companies in Canada specializing in low-cost biomass sourcing, premium indoor cultivation, product innovation, low-cost manufacturing facilities, and a cannabis brand portfolio that includes Top Leaf, Contraband, Citizen Stash, Sundial Cannabis, Palmetto, Bon Jak, Spiritleaf Selects, Versus Cannabis, Value Buds, Vacay, Grasslands and Superette. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the global cannabis industry. For more information on SNDL, please go to www.sndl.com.

Forward-Looking Information Cautionary Statement

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including, but not limited to, statements regarding the Company's operational goals, demand for the Company's products, the Company's ability to achieve profitability or its goal of sustainable, positive gross margin and positive free cash flow, the development of the legal cannabis industry, performance of the Company's investments, including through the SunStream joint venture, any potential forms of shareholder value creation, and the expansion of product offerings, brand and market share and retail networks, and the realization of expected benefits from the acquisition of Valens, Zenabis and Superette, and its expectation that it may become a majority owner of one or more MSOs in 2023, its expectation to be one of the largest adult-use cannabis manufacturers and retailers in Canada, its expectation to materially outperform its originally contemplated savings and its estimated cost synergies. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "likely", "outlook", "forecast", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Please see "Item 3.D.—Risk Factors" in the Company's annual report on Form 20-F, filed with the Securities and Exchange Commission ("SEC") on April 24, 2023, and the risk factors included in our other SEC filings for a discussion of the material risk factors that could cause actual results to differ materially from the forward-looking information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

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SOURCE Sundial Growers Inc.

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%CIK: 0001766600

For further information: Sophie Pilon, SNDL Inc., O: 1.587.327.2017, E: investors@sndl.com

CO: Sundial Growers Inc.

CNW 06:00e 24-APR-23